



Ken Krystofik · 3rd

Marketing Guru - Intellisea

Frisco, Texas, United States · 231 connections · **Contact info**

 Intellisea

Texas State University

Experience



Digital Marketing Manager
Intellisea
Jun 2016 – Present · 4 yrs 9 mos
Plano Texas

I co-own and operate a digital marketing agency specializing in search data analytics to craft effective custom Search Engine Optimization campaigns. My partner and I pride ourselves on responsive communication, professional project management, and complete transparency with all of our business clients. Our agency is proud of the leading experts who work at Intellisea and the value and guidance they bring to all of our clients.

Sales Associate
Firestone Walker Brewing Company
Feb 2016 – Oct 2016 · 9 mos

Supported the brand at festivals such as Big Texas Beer Fest and Wildflower Art & Music Festival by educating the public on Firestone Walker products. Managed beer events such as demos and tastings at multiple accounts to increase awareness on the brand as well as increase beer sales. Reported status to the North Texas Market Manager and filled out expense reports on time.



Owner Operator
Ampire Beats
Aug 2012 – Feb 2015 · 2 yrs 7 mos
Austin, Texas Area

Manages a website to interlink local musicians in the Southwest region for fans outside of their traditional geography. Uses social media networking to build brand and awareness with the intention to increase ticket sales at local venues, album sales and music equipment. Produces blog content and promotional material to generate buzz for bands.

Education



Texas State University
History
2012 – 2015

Skills & endorsements

Search Engine Optimization (SEO) · 7

Dmitry Bohatyrchuk and 6 connections have given endorsements for this skill

Social Media Marketing · 7

Dmitry Bohatyrchuk and 6 connections have given endorsements for this skill

Web Design · 5

Dmitry Bohatyrchuk and 4 connections have given endorsements for this skill

Show more ⌄

Accomplishments

1 **Language**
English

⌄

Interests



Intellisea
12 followers



RevLocal
14,557 followers



Bill Gates in



Firestone Walker Brewing Company





Co-chair, Bill & Melinda Gates Foundation
31,520,615 followers

7,724 followers